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   November 17, 2023

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Timothy Worthington

Re:	High Income Securities Fund Proxy Statement on Schedule 14A

Dear Mr. Worthington:

On behalf of the High Income Securities Fund (the “Fund”), this letter is in response to comments on November 14, 2023 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on November 3, 2023 (the “Proxy Statement”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Please refer to Item 4 of Schedule 14A and the related instructions which pertain to the identity of the persons making the solicitation. Specifically, please add disclosure with respect to:
a.	the costs associated with solicitation;
b.	the identity of the persons/fund paying costs associated with solicitation; and
c.	if proxy solicitors are being used, the material terms of the contract, the anticipated costs thereof and who is paying such costs.

Response:  The Fund advises that it does not currently intend to use a proxy solicitor in connection with the solicitation of proxies.  The following has been added after the second paragraph on page 2 of the Proxy Statement:

Your vote is being solicited by the board of trustees of the Fund. The cost of soliciting these proxies will be borne by the Fund. The Fund will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners and soliciting them to execute proxies.

November 17, 2023

The trustees and officers of the Fund, Equiniti Trust Company, LLC, the stock transfer agent to the Fund, and U.S. Bancorp Fund Services, LLC, the administrator to the Fund, may be involved in the solicitation of proxies. The Fund does not reimburse such persons for the solicitation of proxies. The Fund expects that the solicitation will be primarily by mail, but also may include telephone, electronic, oral or other means of communication. The cost of soliciting the proxies will be borne by the Fund.

2.
If applicable, please briefly outline the appraisal rights or similar rights of the dissenters with respect to any proposal to be acted on, and indicate the procedures that must be followed by a stockholder, including a deadline, if any, to exercise or perfect such rights. Also, indicate whether a stockholder’s failure to vote against a proposal will constitute a waiver of appraisal or similar rights and whether a vote against a proposal will be deemed to satisfy any notice requirements.

Response:  The following has been added above the bolded paragraph on page 2 of the Proxy Statement:

No Appraisal Rights.  Shareholders who object to any proposal in this proxy statement will not be entitled under Massachusetts law or the Fund’s Declaration of Trust to demand payment for, or an appraisal of, their shares.

3.	Please state the name and addresses of the Fund’s adviser, distributor and administrator.

Response:  The Fund does not have an investment adviser; rather, it is internally managed by the Investment Committee of the Board of Trustees.  The Fund does not have a distributor or principal underwriter. The following has been added before the “Shareholder Proposals” section on page 20 of the Proxy Statement

Fund Administrator

The address of the Fund’s administrator, U.S. Bancorp Fund Services, LLC, is 615 East Michigan Street, Milwaukee, WI 53202.

November 17, 2023

4.	In the “Required Vote” paragraph at the bottom of page 2, please disclose what “plurality of votes cast” means.

Response:  The following has been added after the first sentence of the referenced paragraph:

All nominees receiving a plurality of the votes cast will be elected as Trustees of the Fund. Under a plurality vote, if a quorum is established, the seven candidates who receive the highest number of “For” votes will be elected.

5.	In the Trustee and Officer ownership table on page 10 of the Proxy Statement, please provide disclosure required by Item 22(b)(6) of Schedule 14A.

Response:  The Fund respectfully advises that no additional information is required to be disclosed with respect to Item 22(b)(6) of Schedule 14A as the Fund is internally managed (does not have an investment adviser) and the Fund does not use a distributor or underwriter.

6.
Please confirm the “Trustee Transactions with Fund Affiliates” paragraph on page 10 of the Proxy Statement covers all transactions and relationships required to be disclosed pursuant to Item 22(b)(6)-(10) of Schedule 14A.

Response:  The Fund confirms that all transactions and relationships required to be disclosed pursuant to Item 22(b)(6)-(10) of Schedule 14A have been disclosed in the referenced paragraph.

7.	Reference is made to Proposal 2 beginning on page 16 of the Proxy Statement. Please explain the board's considerations in not making a recommendation as required by Item 20 of Schedule 14A.

Response: The following has been added at the end of the response to the “What do the Trustees recommend?” question on page 16 of the Proxy Statement:

In determining to make no recommendation regarding this proposal, the Board considered that, as noted above, its inclusion as a proposal at the Meeting is required by the terms of the Fund’s Declaration of Trust. The Trustees believe that each shareholder should determine how to vote with respect to this proposal.

8.	Please disclose if any trustee has informed the fund that he is opposed to Proposal 2, and if so, please state the name of the trustee.

Response: The Fund advises that no Trustee has informed the Fund that he is opposed to Proposal 2.

November 17, 2023

9.	Please cross reference to a section that explains the consequences and anticipated costs of open-ending the Fund.

 Response: The “What changes to the Fund’s Declaration of Trust and other effects would follow if shareholders vote to convert the fund to open-end status?” question (and related answer) beginning on page 18 of the Proxy Statement has been revised as shown on Appendix A hereto, which revisions include the addition of a “What are the anticipated costs to the Fund and its shareholders if the proposal to convert to an open-end fund is approved?” question (and related answer).

10.
Please disclose the impact on the portfolio of converting to an open-end fund. Does the Fund anticipate repositioning the portfolio in order to accommodate the 1940 Act requirements specific to open end funds and the timing of such repositioning. Please disclose if that entails tax or other costs.

Response: Please see the additional disclosure provided in the new “Portfolio Transitioning” paragraph shown in Appendix A hereto.

 Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy

APPENDIX A

What changes will be made to the Fund’s Declaration of Trust ~~and other effects would follow~~ if shareholders vote to convert the fund to open-end status?

Effect on the Fund’s Declaration of Trust. Conversion of the Fund from a closed-end to an open-end status would require certain changes to the Fund’s Declaration of Trust and, therefore, a vote in favor of such conversion would also authorize the Trustees to amend the Fund’s Declaration of Trust to reflect such changes. These changes would bring the Fund’s Declaration of Trust in line with those of open-end funds.

The Declaration of Trust would be amended to require the Fund to purchase all shares offered to it for redemption at a price equal to the NAV of the shares next determined, less any redemption fee or other charges fixed by the Trustees. In addition, to the extent permitted by applicable law, the Fund would be authorized, at its option, to redeem shares held in a shareholder’s account at NAV if at any time a shareholder owned shares in an amount either less than or greater than, as the case may be, an amount determined by the Trustees. Notwithstanding this provision, all shares would be redeemable at a shareholder’s option.

The Declaration of Trust would also be amended to eliminate certain provisions that relate specifically to the Fund’s closed-end status, such as the conversion provision that has necessitated this proposal. In addition, if shareholders were to vote to convert the Fund to open-end status, the provision in the Fund’s Declaration of Trust requiring that Trustees be elected annually at the annual shareholder meeting or at a special meeting in lieu thereof would be eliminated. The Trustees would also make certain necessary technical and non-material changes to the Declaration of Trust.

What are other changes that will be made with respect to the Fund if shareholders vote to convert the fund to open-end status?

12b-1 Plan. As a stand-alone internally-managed closed-end fund, there are no current structures in place for the marketing and distribution of Fund shares. If this proposal is approved by shareholders, to support the marketing of fund shares, the Trustees might also recommend, subject to shareholder approval, that the Fund adopt a distribution plan under Rule 12b-1 under the 1940 Act. The plan the Trustees might recommend could provide for annual distribution fees of up to 0.50% of net assets.

Timing. If this proposal is approved by shareholders, a number of steps would be required to implement the conversion, including the preparation, filing and effectiveness of an open-end fund registration statement under the Securities Act of 1933, as amended, covering the offering of the Fund’s shares (the “Open-End Registration Statement”), the establishment of distribution arrangements, and the negotiation and execution of a new or amended agreement with the Fund’s transfer agent. In addition, subject to any necessary Trustee and shareholder approvals, the Fund, which is currently internally-managed by an Investment Committee, may propose to enter into an investment management agreement with an investment adviser. The Fund anticipates that the conversion would become effective during the third quarter of 2024, although there is no assurance of this, and that the discount, if any, at which the Fund’s shares trade in relation to its NAV would likely be reduced in anticipation of the ability to redeem shares at NAV upon the completion of the conversion. It is expected that the Fund’s amended Declaration of Trust would not be filed and effective until the Open-End Registration Statement has become effective.

Shareholder Approval of Certain Items. Should the Fund convert to an open-end investment company, certain aspects of the operation of the fund subsequent to its conversion may need to be approved by the Fund’s shareholders before the effectiveness of the conversion. These matters may include, among other things, entering into an investment management agreement with an investment adviser, making any changes in the Fund’s fundamental investment policies, and considering the adoption of a distribution plan under Rule 12b-1 under the 1940 Act.

Portfolio Transitioning.  If the proposal to convert to an open-end fund is approved, the Fund’s portfolio of investments will be reviewed to determine whether any changes are necessary to comply with 1940 Act requirements for open-end funds. The Fund anticipates that any required changes would be made in advance of the effective date of the Fund’s conversion to ensure the Fund is in compliance on the effective date.  This could result in the Fund disposing of certain investments at inopportune times for unfavorable prices. As noted above, open-end funds are prohibited by the 1940 Act from investing more than 15% of their assets in securities that are deemed illiquid.  As of November 14, 2023, approximately 0.5% of the Fund’s portfolio was invested in illiquid securities.  Based on the Fund’s portfolio as of November 14, 2023, which is subject to change, there would be no required portfolio transitioning. The costs (including brokerage and tax) of any required portfolio transitioning will be borne by the Fund.

What are the anticipated costs to the Fund and its shareholders if the proposal to convert to an open-end fund is approved?

Certain ~~other~~ legal, accounting and other costs would be ~~incurred~~ borne by the Fund (and its shareholders) in connection with the conversion of the Fund to open-end status. These direct costs are currently estimated to be between $150,000 to $200,000, although there is no guarantee that the direct costs would fall within this range. ~~would be borne by the Fund and its shareholders.~~  These direct costs would be in addition to any portfolio transitioning costs (discussed above) and any ongoing additional redemption and distribution fees (discussed above) that would be incurred by the Fund’s shareholders if the Fund was converted to an open-end fund.